ING GROEP N.V. HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF

THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Ms. Stephanie L. Sullivan

Senior Technical and Policy Advisor

Office of Financial Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Date	Contact	Telephone
15 February 2018	Norman Tambach	+31 (0) 20 576 61 60

Subject

ING Groep N.V. Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2016 and Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2016 (File No. 001-14642)		1 of 4

Dear Ms. Sullivan,

We are writing on behalf of ING Groep N.V. (“ING” or the “Company”) in response to the October 12, 2017 letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Koos Timmermans, Chief Financial Officer of the Company, setting forth additional comments of the Staff relating to our Form 20-F for the fiscal year ended December 31, 2016 filed on March 16, 2017 and subsequent Amendment No. 1 to Form 20-F for the fiscal year ended December 31, 2016 filed on March 20, 2017 and our prior response letters dated September 1, 2017 and November 10, 2017.

Further to our discussions relating to our proposed disclosure regarding Troubled Debt Restructurings and Forborne Loans for our future filings, the appendix below sets forth the disclosure which we intend to include in the Form 20-F for the fiscal year ended December 31, 2017 (the “2017 Form 20-F”). Please note that we are in the process of preparing our 2017 Form 20-F and the disclosure may therefore change prior to the date of filing. We expect to include similar disclosure in future filings and will continue to monitor changes in regulation regarding Troubled Debt Restructurings and Forbearance and update the disclosure accordingly if and when needed in future years.

Request

In accordance with what we understand to be the Staff’s policy with respect to requests for confidential treatment of responses to the Staff’s comment letters, we are submitting two separate letters to the Staff’s comments. Concurrent with the submission to you of this letter, confidential treatment of portions of this letter is being requested under the Commission’s rules in accordance with 17 C.F.R. § 200.83. Accordingly, a separate version of this response letter containing confidential information of the Company is being filed by hand and not via EDGAR. This letter being submitted via EDGAR does not contain confidential information of the Company and therefore is not submitted on a confidential basis.

*        *        *

ING GROEP N.V. HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONF OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Please do not hesitate to call me at (011) 31 20 576-6160 or William D. Torchiana of Sullivan & Cromwell LLP at (011) 33 1 7304-5890 with any questions or comments concerning this response.

Very truly yours,

/s/ Norman Tambach

Norman Tambach

Group Controller

cc:	Yolanda Trotter (Securities and Exchange Commission)
Koos Timmermans (CFO ING Groep N.V.)
William D. Torchiana, Evan S. Simpson, Emily K. Deddens, Costanza Posarelli (Sullivan & Cromwell LLP)
Marc Hogeboom (KPMG Accountants N.V.)

ING GROEP N.V. HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONF OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Appendix

Disclosure regarding Troubled Debt Restructurings and Forborne Loans to be included in the 2017 Form 20-F

Relationship Between Forbearance and Troubled Debt Restructurings (TDR)

Both forbearance and TDR refer to a situation in which a debtor is facing financial difficulties and the creditor grants concessions in respect of the terms of the loans, but the application of the respective guidance, specifically the entry criteria under both standards, results in differences between the total amount of reported forborne loans and the amount of forborne loans which are considered TDR.

This difference is due to ING’s determination of forbearance being based on the criteria in the European Implementing Technical Standards on Supervisory reporting on forbearance and non-performing exposures under article 99(4) of Regulation (EU) No 575/2013 (the “EU Standard”), while ING’s determination of Troubled Debt Restructurings (TDR) is based on FASB codification (ASC) 310-40 “Troubled Debt Restructurings by Creditors” (the “TDR Standard”).

Under the EU Standard, all concessions that ING makes in respect of a loan given to a debtor in financial difficulty will result in a loan being considered forborne, including modification of payment terms (such as interest deferrals or extensions of maturity) as well as concessions that do not have any impact on cash flows, such as when ING waives covenant or other non payment-related loan terms. As a result, the “Total Forborne Loans” in the table below represents all loans where ING has made borrower concessions, regardless of the impact of such concessions on the timing or likelihood of repayment.

Under the TDR Standard, however, loans may only be classified as TDR if the creditor has granted a concession and as a result of such concession does not expect to collect all amounts due, including both interest and principal. For these purposes, the TDR Standard also provides that concessions that result in a delay in payment that is only considered “insignificant” will not result in the loan being considered TDR. This means that the loans reported by ING as TDR will not include loans for which covenant or other non-payment terms have been modified, as well as loans for which payment-related concessions would, in ING’s judgment, result in only insignificant delays in repayment. Examples of concessions which result in only insignificant delays in payment would include temporary payment holidays for retail mortgage clients, or standstill arrangements with corporate borrowers. As ING will ordinarily receive compensation in connection with such concessions (generally through additional interest income), these concessions would typically result in a delay in payment that we would consider to be insignificant taking into account the remaining duration of the loan. Debt forgiveness, either through principal or interest reductions, is generally not granted as a concession by ING, but to the extent granted would result in the loan being classified as TDR.

As a result of the application of these two standards, ING reports a significantly larger amount of loans in the forborne category than in the TDR category.

The following table sets forth total forborne loans and loans that are TDR as of December 31, 2017, as well as a reconciliation indicating the categories of forborne loans under the EU Standard which do not meet the criteria of the TDR Standard.

2017
Total Forborne Loans (EU Standard)	[***]

Wholesale Banking: differences in entry criteria
Concessions not reducing cash flows (e.g., covenant waiver)	[***]
Concessions that do not result in significant delay of payment	[***]

Retail Banking: differences in entry criteria
Concessions that do not result in significant delay of payment	[***]

Other	[***]

Total Loans that are Troubled Debt Restructurings (TDR Standard)	[***]

ING GROEP N.V. HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONF OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

[THE SYMBOL “***” IN THE TABLE ABOVE REPRESENTS THAT CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION]

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